Via Facsimile and U.S. Mail
Mail Stop 4720

December 23, 2009

Mr. George Migausky
EVP & Chief Financial Officer
Dyax Corp.
300 Technology Square
Cambridge, MA 02139

Re: Dyax Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 15, 2009
File No. 0-24537

Dear Mr. Migausky:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

Our Key Product Development Licenses and Collaborations, page 6

    1. In the discussion of your agreement(s) with:

        • Cubist, please provide the potential range of royalty payments (for example, "low-teens" or "high-teens") you are entitled to receive;

        • sanofi-aventis and MedImmune Limited, please disclose the aggregate amount of potential milestone payments you are eligible to receive, as well as the potential range of royalty payments (for example, "low-teens" or "high-teens"); and

- Fovea and MorphoSys, please disclose all of the material terms of the agreements, including potential aggregate milestone and range of royalty payments due under the agreements, and file the agreements as exhibits to your report.

Please make similar disclosure regarding these agreements elsewhere in your document, where applicable.

Licensing and Funded Research Program, page 7

2. Please identify any agreements you have made under your Licensing and Funded Research Program (the LFRP) that are material to your company, disclose the material terms of such agreements and file the agreements as exhibits to your report. Of the agreements identified, please disclose which licensees' and collaborators' product candidates generated under the LFRP have advanced to clinical trials and/or received market approval from the FDA.

3. In the discussion of your agreement with Biogen Idec here and elsewhere in your document, as applicable, please provide the potential range of royalty payments (for example, "low-teens" or "high-teens") you are entitled to receive.

Manufacturing, page 16

4. Please file your long-term commercial supply agreement with Avecia Biologics Limited, as well as the commercial supply agreement with Hollister-Steir Laboratories, as exhibits and describe the material terms of these agreements.

Risk Factors, page 18

5. We note that in the discussion of your business, under Manufacturing on page 16, you disclose that you have, "established a commercial supply chain, consisting of sole source third party suppliers to manufacture, test and distribute this product." Please add a risk factor discussing your use of sole source suppliers, and the consequences of a failure of your arrangement with any of these sole source suppliers, in bringing your product to market.

Notes to Consolidated Financial Statements

4. Strategic Collaborations

sanofi-aventis, page 61

6. Please tell us the term and estimated performance period of the sanofi-aventis collaboration, and provide us an accounting analysis supporting why you recognized all but $1.3 million of the $25 million consideration for the

collaboration in 2008 particularly since you indicate that it represents a single unit of accounting. In your response, separately address amounts recognized for each quarter of 2008 and why recognition in the quarter was appropriate under GAAP.

Cubist Pharmaceuticals, Inc, page 62

7. Please revise to clarify how you apply the Contingency Adjusted Performance Model in recognizing revenue for the various aspects of the collaboration.

Schedule 14A

Compensation Discussion and Analysis

Elements of Executive Compensation, page 22

8. We note your statement that the Compensation Committee does not have any pre-established policies or targets for the allocation of compensation elements. Yet, your discussion of base salary and annual bonus indicates that you do set targets for these elements. In the case of base salary, you state that salaries are targeted between the 50th and 75th percentile of your peer group, as adjusted. With respect to annual bonuses, you state that the Committee establishes a target bonus for each executive officer. Please revise your disclosure to reconcile this apparent inconsistency.

Base Salary, page 22

9. Please provide draft disclosure for your 2010 proxy statement regarding base salaries that includes each of the factors considered by the compensation committee in adjusting the base salary for each of the named executive officers and explains the committee's rationale for the adjustments in light of such factors.

Annual Bonus, page 22

10. Please also include in draft disclosure for your 2010 proxy statement discussion of the particular bonus target set for each named executive officer and the extent to which such officer's performance met, exceeded or fell short of the target, and the reasons why. In your discussion, you should address any specific performance goals set by the compensation committee and explain how an executive's actual performance during the year compared to such goals. To the extent that pre-established goals and the executive's level of performance are quantifiable, the discussion in your proxy statement should also be quantified.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Dan Greenspan, Legal Reviewer, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant